November 29, 2005

Mail Stop 4561

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

Re:	HSBC Holdings plc
	Form 20-F filed March 4, 2005
	File No. 1-14930

Dear Mr. Flint:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 20-F filed March 4, 2005

Consolidated Financial Statements

Note 49 - Differences between UK GAAP and US GAAP, page 322

1. We note your disclosure on page 344 that with the exception of certain subsidiaries in North America, you have not elected to satisfy the prescriptive hedge documentation requirements of SFAS 133 in respect of external derivative contracts. In situations where the hedge documentation requirements of SFAS 133 have not been met, please tell us if you designate the derivative contracts as economic hedges (with gains and losses recognized directly into earnings) in accordance with paragraph 18(a) of SFAS 133 or if you continue to account for these contracts as fair value or cash flow hedges. Please also revise future filing disclosures to clarify your accounting treatment in this area.

2. We note your disclosure on page 344 that when the critical terms of the hedge instrument are identical to the hedge item at hedge inception date, the short-cut method of assessing hedge ineffectiveness is used for fair value hedges of certain fixed rate assets and liabilities. We infer from your disclosures that you use the long haul method only for a small number of your fair value hedges. In order for us to more fully understand how you apply the short-cut method, please tell us the following for each of your short-cut fair value hedging relationships:

* hedging instrument;

* hedged item;

* how the hedging relationship meets all of the conditions required by paragraph 68 of SFAS 133 to allow use of the short-cut method;
and

* how each hedging relationship for prepayable assets and
liabilities, if applicable, complies with paragraph 68(d) of SFAS
133
as amended.


*    *    *    *    *    *    *



Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.

								Sincerely,



	                        	John P. Nolan
			Accounting Branch Chief

??

??

??

??

Mr. Douglas J. Flint
HSBC Holdings plc
November 29, 2005
Page 3